SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, Year 2005

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Notification by Scottish Power plc on Schedule 11, dated July 14, 2005, of interests of directors and connected persons.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)         An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)         An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3)         An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)         An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

Scottish Power plc

2. State whether the notification relates to (i) a transaction notified in accordance with (i) DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

Ian Russell pursuant to (iii)

3. Name of person discharging managerial responsibilities/director

Ian Russell

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Ian Russell

5.  Indicate  whether  the  notification  is in  respect  of a holding  of the  person  referred  to in 3 or 4 above or in respect of a non-beneficial interest

Ian Russell

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary 50p Shares

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Lloyds TSB Registrars Corporate Nominee Limited A/C AESOPI

8 State the nature of the transaction

Purchase of Partnership Shares and appropriation of Matching Shares under the Inland Revenue approved ScottishPower Employee Share
Ownership Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

50 (25 Partnership Shares and 25 Matching Shares)

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.00%

11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

13. Price per share or value of transaction

GBP5.02

14. Date and place of transaction

11 July 2005, UK

15. Total holding following  notification and total percentage holding following  notification (any treasury shares should not be taken into account when calculating percentage)

148,305

0.0079%

16. Date issuer informed of transaction

12 July 2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

Not applicable

18. Period during which or date on which it can be exercised

Not applicable

19. Total amount paid (if any) for grant of the option

Not applicable

20. Description of shares or debentures involved (class and number)

Not applicable

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Not applicable

22. Total number of shares or debentures over which options held following notification

Not applicable

23. Any additional information

Not applicable

24. Name of contact and telephone number for queries

Alan McCulloch, 01698 396 414

Name and signature of duly authorised officer of issuer responsible for making notification

Alan McCulloch, Assistant Secretary

Date of notification

14 July 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)         An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)         An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3)         An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)         An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

Scottish Power plc

2. State whether the notification relates to (i) a transaction notified in accordance with (i) DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

David Nish pursuant to (iii)

3. Name of person discharging managerial responsibilities/director

David Nish

4. State whether notification relates to a person connected with a person discharging managerial  responsibilities/director  named in 3 and identify the connected person

David Nish

5.  Indicate  whether  the  notification  is in  respect  of a holding  of the  person  referred  to in 3 or 4 above or in respect of a non-beneficial interest

David Nish

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary 50p Shares

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Lloyds TSB Registrars Corporate Nominee Limited A/C AESOPI

8 State the nature of the transaction

Purchase of Partnership Shares and appropriation of Matching Shares under the Inland Revenue approved ScottishPower Employee Share
Ownership Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

50 (25 Partnership Shares and 25 Matching Shares)

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.00%

11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

13. Price per shares or value of transaction

GBP5.02

14. Date and place of transaction

11 July 2005, UK

15. Total holding following  notification and total percentage holding following  notification (any treasury shares should not be taken into account when calculating percentage)

49,344

0.0026%

16. Date issuer informed of transaction

12 July 2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

Not applicable

18. Period during which or date on which it can be exercised

Not applicable

19. Total amount paid (if any) for grant of the option

Not applicable

20. Description of shares or debentures involved (class and number)

Not applicable

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Not applicable

22. Total number of shares or debentures over which options held following notification

Not applicable

23. Any additional information

Not applicable

24. Name of contact and telephone number for queries

Alan McCulloch, 01698 396 414

Name and signature of duly authorised officer of issuer responsible for making notification

Alan McCulloch, Assistant Secretary

Date of notification

14 July 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)         An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)         An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3)         An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)         An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

Scottish Power plc

2. State whether the notification relates to (i) a transaction notified in accordance with (i) DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

Charles Berry pursuant to (iii)

3. Name of person discharging managerial responsibilities/director

Charles Berry

4. State whether notification relates to a person connected with a person discharging managerial  responsibilities/director  named in 3 and identify the connected person

Charles Berry

5.  Indicate  whether  the  notification  is in  respect  of a holding  of the  person  referred  to in 3 or 4 above or in respect of a non-beneficial interest

Charles Berry

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary 50p Shares

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Lloyds TSB Registrars Corporate Nominee Limited A/C AESOPI

8 State the nature of the transaction

Purchase of Partnership Shares and appropriation of Matching Shares under the Inland Revenue approved ScottishPower Employee Share
Ownership Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

50 (25 Partnership Shares and 25 Matching Shares)

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.00%

11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

13. Price per shares or value of transaction

GBP5.02

14. Date and place of transaction

11 July 2005, UK

15. Total holding following  notification and total percentage holding following  notification (any treasury shares should not be taken into account when calculating percentage)

54,009

0.0028%

16. Date issuer informed of transaction

12 July 2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

Not applicable

18. Period during which or date on which it can be exercised

Not applicable

19. Total amount paid (if any) for grant of the option

Not applicable

20. Description of shares or debentures involved (class and number)

Not applicable

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Not applicable

22. Total number of shares or debentures over which options held following notification

Not applicable

23. Any additional information

Not applicable

24. Name of contact and telephone number for queries

Alan McCulloch, 01698 396 414

Name and signature of duly authorised officer of issuer responsible for making notification

Alan McCulloch, Assistant Secretary

Date of notification

14 July 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)         An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)         An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3)         An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)         An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

Scottish Power plc

2. State whether the notification relates to (i) a transaction notified in accordance with (i) DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

Ronnie Mercer pursuant to (i)

3. Name of person discharging managerial responsibilities/director

Ronnie Mercer

4. State whether notification relates to a person connected with a person discharging managerial  responsibilities/director  named in 3 and identify the connected person

Ronnie Mercer

5.  Indicate  whether  the  notification  is in  respect  of a holding  of the  person  referred  to in 3 or 4 above or in respect of a non-beneficial interest

Ronnie Mercer

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary 50p Shares

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Ronnie Mercer

8 State the nature of the transaction

Sale of shares.

9. Number of shares, debentures or financial instruments relating to shares acquired

Not applicable

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

11. Number of shares, debentures or financial instruments relating to shares disposed

7,174

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

0.00%

13. Price per shares or value of transaction

GBP5.01

14. Date and place of transaction

1 July 2005, UK

15. Total holding following  notification and total percentage holding following  notification (any treasury shares should not be taken into account when calculating percentage)

66,398

0.0035%

16. Date issuer informed of transaction

13 July 2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

Not applicable

18. Period during which or date on which it can be exercised

Not applicable

19. Total amount paid (if any) for grant of the option

Not applicable

20. Description of shares or debentures involved (class and number)

Not applicable

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Not applicable

22. Total number of shares or debentures over which options held following notification

Not applicable

23. Any additional information

Not applicable

24. Name of contact and telephone number for queries

Alan McCulloch, 01698 396 414

Name and signature of duly authorised officer of issuer responsible for making notification

Alan McCulloch, Assistant Secretary

Date of notification

14 July 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)         An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)         An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3)         An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)         An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

Scottish Power plc

2. State whether the notification relates to (i) a transaction notified in accordance with (i) DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

Ronnie Mercer pursuant to (i)

3. Name of person discharging managerial responsibilities/director

Ronnie Mercer

4. State whether notification relates to a person connected with a person discharging managerial  responsibilities/director  named in 3 and identify the connected person

Ronnie Mercer

5.  Indicate  whether  the  notification  is in  respect  of a holding  of the  person  referred  to in 3 or 4 above or in respect of a non-beneficial interest

Ronnie Mercer

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary 50p Shares

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Ronnie Mercer

8 State the nature of the transaction

Sale of Shares.

9. Number of shares, debentures or financial instruments relating to shares acquired

Not applicable

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

11. Number of shares, debentures or financial instruments relating to shares disposed

1,995

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

0.00%

13. Price per shares or value of transaction

GBP5.01

14. Date and place of transaction

4 July 2005, UK

15. Total holding following  notification and total percentage holding following  notification (any treasury shares should not be taken into account when calculating percentage)

64,403

0.0034%

16. Date issuer informed of transaction

13 July 2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

Not applicable

18. Period during which or date on which it can be exercised

Not applicable

19. Total amount paid (if any) for grant of the option

Not applicable

20. Description of shares or debentures involved (class and number)

Not applicable

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Not applicable

22. Total number of shares or debentures over which options held following notification

Not applicable

23. Any additional information

Not applicable

24. Name of contact and telephone number for queries

Alan McCulloch, 01698 396 414

Name and signature of duly authorised officer of issuer responsible for making notification

Alan McCulloch, Assistant Secretary

Date of notification

14 July 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)         An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)         An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3)         An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)         An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

Scottish Power plc

2. State whether the notification relates to (i) a transaction notified in accordance with (i) DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

Ronnie Mercer pursuant to (i)

3. Name of person discharging managerial responsibilities/director

Ronnie Mercer

4. State whether notification relates to a person connected with a person discharging managerial  responsibilities/director  named in 3 and identify the connected person

Ronnie Mercer

5.  Indicate  whether  the  notification  is in  respect  of a holding  of the  person  referred  to in 3 or 4 above or in respect of a non-beneficial interest

Ronnie Mercer

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary 50p Shares

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Lloyds TSB Registrars Corporate Nominee Limited A/C AESOPI

8 State the nature of the transaction

Purchase of Partnership Shares and appropriation of Matching Shares under the Inland Revenue approved ScottishPower Employee Share
Ownership Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

50 (25 Partnership Shares and 25 Matching Shares)

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.00%

11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

13. Price per shares or value of transaction

GBP5.02

14. Date and place of transaction

11 July 2005, UK

15. Total holding following  notification and total percentage holding following  notification (any treasury shares should not be taken into account when calculating percentage)

64,453

0.0034%

16. Date issuer informed of transaction

12 July 2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

Not applicable

18. Period during which or date on which it can be exercised

Not applicable

19. Total amount paid (if any) for grant of the option

Not applicable

20. Description of shares or debentures involved (class and number)

Not applicable

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Not applicable

22. Total number of shares or debentures over which options held following notification

Not applicable

23. Any additional information

Not applicable

24. Name of contact and telephone number for queries

Alan McCulloch, 01698 396 414

Name and signature of duly authorised officer of issuer responsible for making notification

Alan McCulloch, Assistant Secretary

Date of notification

14 July 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)         An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)         An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3)         An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)         An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

Scottish Power plc

2. State whether the notification relates to (i) a transaction notified in accordance with (i) DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

James Stanley pursuant to (i)

3. Name of person discharging managerial responsibilities/director

James Stanley

4. State whether notification relates to a person connected with a person discharging managerial  responsibilities/director  named in 3 and identify the connected person

James Stanley

5.  Indicate  whether  the  notification  is in  respect  of a holding  of the  person  referred  to in 3 or 4 above or in respect of a non-beneficial interest

James Stanley

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary 50p Shares

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Lloyds TSB Registrars Corporate Nominee Limited A/C AESOPI

8 State the nature of the transaction

Purchase of Partnership Shares and appropriation of Matching Shares under the Inland Revenue approved ScottishPower Employee Share
Ownership Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

50 (25 Partnership Shares and 25 Matching Shares)

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.00%

11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

13. Price per shares or value of transaction

GBP5.02

14. Date and place of transaction

11 July 2005, UK

15. Total holding following  notification and total percentage holding following  notification (any treasury shares should not be taken into account when calculating percentage)

41,840

0.0022%

16. Date issuer informed of transaction

12 July 2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

Not applicable

18. Period during which or date on which it can be exercised

Not applicable

19. Total amount paid (if any) for grant of the option

Not applicable

20. Description of shares or debentures involved (class and number)

Not applicable

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Not applicable

22. Total number of shares or debentures over which options held following notification

Not applicable

23. Any additional information

Not applicable

24. Name of contact and telephone number for queries

Alan McCulloch, 01698 396 414

Name and signature of duly authorised officer of issuer responsible for making notification

Alan McCulloch, Assistant Secretary

Date of notification

14 July 2005

ScottishPower Employee Share Ownership Plan

The Trustees of the ScottishPower Employee Share Ownership Plan ("the Plan")

transferred 6,868 Ordinary Shares of 50p each from Lloyds TSB Registrars

Corporate Nominee Limited AESOP 1 (allocated shares) to Lloyds TSB Registrars

Corporate Nominee Limited AESOP 2 (unallocated shares) during the period

14 June 2005 to 11 July 2005. The transfer was made either following the forfeiture of shares, under the rules of the Plan, by participants who have left the group since the last purchases or who have withdrawn shares from the plan to which forfeitable shares were linked.

Scottish Power plc directors named below, together with 7,827 employees, are potential participants in the Plan and are to be treated as interested in the

1,173 shares held by Lloyds TSB Registrars Corporate Nominee Ltd AESOP 2

(unallocated shares) on 11 July 2005.

Ian Russell
David Nish
Charles Berry

Further enquiries:

Alan McCulloch
Assistant Secretary
01698 396414

14 July 2005

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: July 14, 2005	By:	/s/ Donald McPherson
Donald McPherson
Assistant Company Secretary